Exhibit 4.2

DATED 25th September 2002

SERVICE AGREEMENT

BETWEEN

WOLSELEY PLC

AND

ANDREW JOSEPH HUTTON

THIS AGREEMENT is made the 25th day of September 2002

BETWEEN:

(1)	Wolseley plc, whose registered office is Parkview 1220, Arlington Business Park, Theale, Reading, RG7 4GA (the “Company”); and

(2)	Andrew Joseph Hutton of Anchor Dykes, Station Road, Topcliffe, Thirsk, North Yorkshire, YO7 3SQ (the “Executive”).

NOW IT IS HEREBY AGREED as follows:

1.	Duties and powers

1.1	The Company hereby agrees to employ the Executive and the Executive agrees to act in relation to the Company with the job title stated in Schedule 1 or with such other job title of no less responsibility to which he shall from time to time be appointed by the Company, subject to the terms and conditions set out herein and in the Schedules attached hereto.

1.2	The Company shall be entitled to employ any one other person with such job title jointly with the Executive.

2.	Commencement and continuous employment

The Executive’s period of continuous employment with the Company shall be deemed to have begun on the date specified in Schedule 2, and the Executive’s period or periods of employment with the companies, firms or persons (if any) specified in Schedule 2 shall count as part of the Executive’s period of continuous employment with the Company.

3.	Duration of agreement

3.1	The Executive’s employment shall continue hereunder until terminated in accordance with the terms hereof.

3.2	Notwithstanding the provisions of sub-clause 3.1 above, this Agreement and the Executive’s employment hereunder shall automatically terminate on the 31 July following the attainment of his 60th birthday except where a written agreement shall be entered into between the parties supplemental to this Agreement and specifically providing for termination at some other age, in which case his retirement age shall be the age so agreed.

4.	Hours and place of work

4.1	The Executive will work the hours necessary or appropriate from time to time to carry out his duties properly and effectively. During the continuance of his employment hereunder, unless otherwise agreed in writing by the Company, the Executive shall devote such of his time, attention and ability to the performance of his duties hereunder as shall be necessary and shall not without the prior written consent of the Company engage in any activity likely to require him to be absent from work during the normal business hours of the Company or to affect his ability to properly perform his duties hereunder.

4.2	The Executive will use his best endeavours to promote the interests of the Company and shall not without the previous written consent of the Company directly or indirectly be engaged, concerned or interested in the carrying on of any other business activity;

provided that nothing in this sub-clause 4.2 shall prevent the Executive from holding stocks and shares or other securities (conferring in aggregate not more than 5% of the votes available to be cast at any general meeting of the company concerned) which are listed and dealt in on any recognised stock exchange, nor from holding units in any authorised unit trust, nor from holding shares (conferring in aggregate not more than 5% of the votes available to be cast at any general meeting of the company concerned) from time to time dealt in under arrangements referred to as “over-the-counter” trading.

4.3	The Executive shall be subject to the general control of the board of directors of the Company and shall exercise and perform such powers and duties as are compatible with his job title as aforesaid and shall from time to time be reasonably delegated to him by the board of directors of the Company, and he shall be subject to such restrictions as the board of directors of the Company shall from time to time reasonably impose upon him.

4.4	The Executive will perform his duties at such places as required by the Company.

5.	Remuneration

5.1	As remuneration for his services hereunder the Company shall pay to the Executive such emoluments and at such times as are stated in Schedule 4.

5.2	In addition the Company shall reimburse all travelling, hotel and out-of-pocket expenses reasonably incurred by the Executive in or about the Company’s business and with the prior approval of the board of directors of the Company and for which he provides proper receipts valid, where appropriate, for VAT purposes.

5.3	The remuneration payable hereunder shall be inclusive of any sums to which the Executive may from time to time be entitled as a director of the Company.

5.4	In the event of any variation in the remuneration payable to the Executive hereunder being made by agreement between the parties (and whether or not such agreement shall be evidenced by a written endorsement hereto), such variation shall not constitute a new agreement but, (subject to any express agreement to the contrary) the employment of the Executive hereunder shall continue subject in all respects to the terms and conditions of this Agreement with such variation as aforesaid.

5.5	All remuneration payable to the Executive under this Agreement shall be deemed to accrue from day to day, and any commission or bonus to which the Executive may be entitled is to be calculated on the basis that one three-hundred-and sixty-fifth part thereof was earned for each day of each accounting reference period for which such commission or bonus is payable.

5.6	In the event of termination of this Agreement and the Executive’s employment hereunder for any reason whatsoever, the Company shall be entitled to deduct from any remuneration payable to the Executive on such termination (whether in respect of any period before such termination or not) any monies which may at that time be owed by the Executive to the Company.

6.	Health care arrangements

6.1	The Company shall during the subsistence of this Agreement and the Executive’s employment hereunder effect and maintain cover under a Private Patients Plan or other similar scheme upon terms and subject to the conditions of the rules of such scheme from time to time in force in respect of and for the benefit of the Executive, the

Executive’s spouse and children, until the renewal date following their twenty-first birthday or marriage (whichever is the earlier).

6.2	The Executive shall give all due assistance reasonably required by the Company to enable it to reclaim any statutory sick pay or disability or other state benefit entitlement from time to time paid to him, in default of which the Company shall be entitled to recover from the Executive or to deduct from any subsequent remuneration payable to the Executive any amount which it has been unable so to reclaim in consequence. This sub-clause shall be without prejudice to the provision relating to termination of this agreement and the Executive’s employment hereunder set out in sub-clause 6.3.3 and sub-clause 6.4; provided that, if such absence is due wholly or partly to the tortious act of another, any remuneration paid under this clause shall be repaid by the Executive to the Company to the extent that the Executive makes a recovery from any third party forthwith upon the Executive making such a recovery, and the Executive will diligently prosecute his claim against such third party.

6.3	Whilst employed hereunder the Executive shall be entitled to participate in a Permanent Health Insurance Scheme (“the Scheme”) maintained by the Company from time to time subject to the rules of the Scheme and the provisions of this sub-clause. Maintenance and continuation of the Scheme is at the discretion of the Company but the Company will not discontinue the Scheme without giving prior notice to the Executive.

6.3.1	During an uninterrupted period of absence, due to illness or accident, by the Executive of up to twenty-seven weeks (“the First Period”) and for a further period of uninterrupted absence of up to twenty-six weeks (“the Second Period”) (both the First Period and Second Period being continuous) the Company shall pay to the Executive as remuneration such amount that when added to any benefits received, pursuant to the Social Security Contributions and Benefits Act 1992 (as amended) and regulations made thereunder, as shall equal his basic salary.

6.3.2	At the expiry of the First Period the Executive shall be deemed unable to continue his employment hereunder and shall within 28 days submit a claim under and in accordance with the Scheme’s rules, together with any appropriate medical evidence, and shall thereafter upon the expiry of the Second Period be entitled to receive the benefits as provided in the rules of the Scheme.

6.3.3	Failure by the Executive to submit a claim in accordance with sub-clause 6.3.2 or his claim to benefits under the Scheme not being admitted by the insurer or, having been admitted, being withdrawn or the insurer, for whatever reason, (including without limitation any modification of the Scheme’s rules or the Scheme’s termination) ceasing to pay benefit under the Scheme to or in respect of the Executive, then the Company shall be entitled to give notice, such notice being not less than the statutory minimum, to the Executive to terminate this Agreement such termination being effective at the expiry of the Second Period or at any time thereafter.

6.4	In the event that the Executive is absent due to illness, accident or for any other cause which has prevented, in the reasonable opinion of the Company, the proper performance of the Executive’s duties hereunder for a period of nine months in the aggregate in any period of twelve months, and any such period of absence is not one which entitles the Executive to receipt of benefits under the Scheme as defined in clause 6.3, then the

Company may terminate this Agreement upon giving twenty-six weeks’ notice to the Executive.

6.5	The Executive shall at the request and cost of the Company, but not more than once in each calendar year, submit to a medical examination by a registered medical practitioner nominated by the Company and hereby authorises any such registered medical practitioner and the Company and its medical adviser to consult together concerning the results of any such examination and to disclose to one another the details thereof.

7.	Holidays

7.1	The Executive shall be entitled to the number of paid working days’ holiday in each calendar year specified in Schedule 5, to be taken at a time convenient to the Company, in addition to statutory holidays and bank holidays.

7.2	The Executive’s entitlement to holidays shown in Schedule 5 shall accrue on a monthly basis from January 1 in any calendar year (fractions of a day’s holiday being ignored). Any accrued holiday outstanding and untaken as at December 31 in a calendar year may not be carried forward to the following calendar year without the Company’s express permission.

7.3	In the event of termination hereunder the Executive shall be entitled to receive payment for any accrued holiday outstanding and untaken at the effective date of termination. The Company may, at its discretion, require the Executive to take any outstanding holiday entitlement during any notice period and should the Executive fail to do so any entitlement to holiday pay in lieu will be lost. The Company may at its entire discretion require the Executive not to take any holiday during any period of notice in order to effect a smooth handover or finish outstanding work.

8.	Motor car

The Company shall during the subsistence of this Agreement provide a cash allowance to be determined from time to time in accordance with the Company’s car policy, or shall provide subject to the terms of such policy free of charge a motor car for the use of the Executive, of such type appropriate in the opinion of the Company to the Executive’s status, to enable him to perform his duties hereunder properly and efficiently and shall keep it taxed and insured for use by the Executive and those authorised by the Company.

The provisions of Schedule 7 shall apply in relation to any motor car provided by the Company under this clause. The Executive shall not use such car in breach of any legal or contractual requirements as to insurance, road tax, the condition of such car or otherwise.

9.	Assignment

If the Company shall undergo any process of reconstruction or amalgamation (whether or not involving the liquidation of the Company) then the Executive shall be offered employment by the successor or proposed successor to the Company on terms no less favourable overall to those under this Agreement whether as to duties, responsibilities, remuneration or otherwise and if the Executive does not accept such offer within one month then the Company may terminate this Agreement forthwith and, in such event, the Executive shall have no claim for compensation against the Company in respect of such termination (save as provided under the provisions of the Employment Rights Act 1996).

10.	Assistance

The Executive shall at all times give to the Company all such advice, information and assistance with regard to the business or affairs of the Company as he is able.

11.	Confidentiality

11.1	The Executive shall not (except as authorised or required by his employment hereunder) during the continuance of his employment hereunder or after the termination thereof disclose to any person, firm or company whatsoever any information relating to the organisation, business or finances of the Company or any Group Company or any of its customers, agents or suppliers or any of its trade secrets or confidential details of any dealings, transactions or affairs of which he is or may become possessed during his employment hereunder and shall keep with inviolable secrecy all matters entrusted to him and shall not use for his own or another’s advantage, or reveal to any person, firm, company or organisation, and shall use his best endeavours to prevent the disclosure or use of any such information in any manner which may injure or cause loss whether directly or indirectly to the Company or any Group Company, and the obligations in this sub-clause 11.1 contained shall (without limitation to their generality) apply to the matters (if any) specified in Schedule 3.

11.2	Any notes or memoranda or copies thereof made by the Executive during the subsistence of this Agreement or at any time thereafter relating to any matter within the scope of the business of the Company or any Group Company or concerning any of its dealings, transactions or affairs shall be the property of the Company or any Group Company, and the Executive will not either during the subsistence of this Agreement or at any time thereafter use or permit to be used any such notes or memoranda or copies thereof otherwise than for the benefit of the Company or any Group Company and the Executive shall, immediately upon termination of his employment, or sooner if it is required by the Company or any Group Company, deliver to the Company or any Group Company any and all literature, documents, data, information, order forms, price and customer lists, memoranda, correspondence, customer orders, records, cards, all software and other items belonging or relating to the Company or any Group Company and any copies thereof and all machines, parts, equipment and other materials received by the Executive from the Company or any Group Company or from any third party in connection with the business of the Company or any Group Company.

11.3	The Executive shall upon the termination of his employment, or sooner if it is required by the Company, print out and deliver to the Company a copy of all the files and documents, relating in any way to the Company or any Group Company or its or their business, which are stored either on any computer or on any storage medium, not being located on business premises of the Company or any Group Company, which are in the possession, custody or power of the Executive and the Executive shall forthwith thereafter on being asked by the Company or any Group Company submit to the supervised deletion of any or all such materials and any copies of any of them.

11.4	The Executive’s obligations under sub-clauses 11.1, 11.2 and 11.3 shall be in addition to and not in substitution for any obligations imposed upon him by law in relation to abuse of confidential information.

11.5	The restrictions in this section shall not apply to any disclosure or use authorised by the board of directors of the Company or any Group Company or required by law.

A6

11.6	For the purposes of sub-clauses 11.1 to 11.3 the Company has entered into this Agreement as agent for and trustee of all companies which may from time to time be part of the Group (as defined in Schedule 8).

12.	Directorships

12.1	The Executive (if a director of the Company) shall not be entitled (except with the written consent of the board of directors of the Company) during the continuance of this Agreement to resign his directorship or disqualify himself from holding office as a director. If the Executive is or becomes disqualified from being a director by reason of any order made by any competent court, the Company may terminate the Executive’s employment summarily without compensation.

12.2	Unless the Company otherwise agrees in writing, the Executive shall upon the termination of this Agreement and his employment hereunder for any reason whatsoever without another Agreement being entered into between the parties be deemed with effect from the date of such termination to have resigned any directorship of the Company which he may then hold. The Company is irrevocably authorised by the Executive to appoint someone in his name and on his behalf to sign any documents and to do all things necessary to give effect to his resignation.

13.	Intellectual Property

13.1	It shall be part of the normal duties of the Executive at all times to consider in what manner and by what new methods or devices the products, services, processes, equipment or systems of the Company might be improved. Subject to the provisions of sections 39-43 of the Patents Act 1977 (as amended), the Executive acknowledges and agrees that all intellectual property rights in any matter made or discovered by him during the term of his employment by the Company (whether or not during office hours) affecting or relating in any way to the business from time to time of the Company or capable of being used therein or otherwise relating to the Executive’s duties shall, forthwith be disclosed to the Company and shall belong to the company and the Executive shall take all such steps as are necessary to vest the rights in the Company.

13.2	Subject to the provisions of sections 39-43 of the Patents Act 1977 (as amended), the Executive hereby fully and irrevocably assigns to the Company all present and future copyrights, design rights, rights in any registered design and other proprietary rights for the full term thereof throughout the world in respect of all works written, drawn or otherwise recorded, originated, conceived or made by the Executive during the term of his employment with the Company. This assignment shall not apply to works written, originated, conceived or made by the Executive wholly outside his normal working hours hereunder and wholly unconnected with his service hereunder. To the extent that the law in any country does not permit or restricts the scope or enforceability of any such assignment then this assignment shall operate to give the Company all such exclusive rights in such copyrights, design rights and other proprietary rights as are permissible under such law.

13.3	The Executive hereby irrevocably waives in favour of the Company and its successors in title and assigns all moral rights which he may at any time have in any of the works referred to in sub-clauses 13.1 and 13.2.

13.4	Subject to the Provisions of sections 39-43 of the Patents Act 1977 (as amended), the Executive, if and whenever required to do so by the Company (both during his employment under this Agreement and afterwards) shall, at the expense of the Company, execute such documents and do such things as the Company may require to enable the Company or its nominee:

13.4.1	to apply for a patent, registered design or other protection in the UK or any other part of the world in respect of any of the intellectual property rights referred to in sub-clauses 13.1 and 13.2 above;

13.4.2	to be vested with any such patent, registered design or other intellectual property rights referred to in sub-clauses 13.1 and 13.2 above in the UK and any other part of the world; and

13.4.3	to enable the Company to prosecute, enforce and defend any such patent, registered design or other intellectual property rights referred to in sub-clauses 13.1 and 13.2 above in the UK or any other part of the world.

14.	Disciplinary Procedures

14.1	The Executive’s employment hereunder shall be subject to the disciplinary rules contained in the Company’s rule book or other appropriate document which is available for inspection by the Executive at the registered office of the Company.

14.2	If the Executive is dissatisfied with any disciplinary decision relating to him or has any other grievance relating to his employment hereunder, he may seek redress by applying to the Group Chief Executive, who alone shall decide the steps consequent upon such application and the procedure to be followed. If the Executive is dissatisfied with the result of any such application, he shall have the right to appeal to the Chairman of Wolseley plc.

14.3	The Executive shall at all times observe the Wolseley plc Policies and Procedures Manual including any codes and guidelines relating to share dealings as may be issued from time to time of which he is deemed hereunder to have notice. The Executive shall not at any time make any untrue statement in relation to the Company and in particular but without limitation shall not after the determination of his employment hereunder wrongfully represent himself as being employed by or connected with the Company.

15.	Suspension

For the purpose of carrying out an investigation in relation to any acts or defaults (or alleged or suspected acts or defaults) of the Executive the Company may at any time or times at its discretion suspend the Executive from his employment hereunder for a period or periods not in aggregate exceeding twenty-six weeks in any calendar year but without prejudice to the Executive’s right to receive his full remuneration hereunder and may require the Executive not to enter the Company’s premises during such period of suspension. For the avoidance of doubt, this right is separate from the Company’s rights under sub-clause 16.3, which arise on notice of termination of the Executive’s employment.

16.	Termination

16.1	Termination of employment hereunder will be effective at the expiry of a notice period of not less than:-

(i)	twelve months’ given by the Company to the Executive; or

(ii)	six months’ given by the Executive to the Company

such notice having been given in writing.

16.2	Where notice of termination has been given in accordance with sub clause 16.1 the Company reserves the right to make a payment of salary and the value of benefits (including the value of benefits accruing under (but not the amount of any contributions made by the Company to) any pension scheme in respect of which the Executive is a member) in lieu of notice should it so wish. Any such payment in lieu of notice will be subject to deduction of such sum as determined by the Company (to reflect any accelerated receipt) and deduction of PAYE and National Insurance contributions. The Executive accepts that payment by the Company under this clause is in full and final settlement of all and any claims that he has or may have against the Company or any of its directors, officers or employees arising out of or relating to his employment by the Company and his directorships of the Company or the termination of or resignation from his employment or directorships.

16.3	Without prejudice to the Executive’s continued right to salary and other benefits under this Agreement, the Company may at any time after either party has given notice of termination of his employment require the Executive (i) not to attend any premises of the Company and suspend him from the performance of any duties or obligations under this Agreement for all or any part of the notice period, (ii) to resign immediately from any offices he may hold in the Company, and (iii) to take any accrued holiday entitlement during this period. For the avoidance of doubt, where the Company exercises the right expressed in this sub-clause the Executive may not engage in work with any third party.

16.4	The terms of sub-clause 16.1 above are without prejudice to the terms of clauses 6.3, 6.4, 12.1 and 17 hereof.

17.	Summary termination

Notwithstanding anything herein contained, the Company shall have the power forthwith to terminate this Agreement and the Executive’s employment hereunder without any compensation in any of the following events, namely:

17.1	If the Executive shall without reasonable cause neglect or refuse to discharge his duties hereunder; or

17.2	If the Executive should be in receipt of a statutory demand under part IX of the Insolvency Act 1986 from any creditor, or if he should commit any of those acts formerly defined as “acts of bankruptcy” by section 1 (1) of the Bankruptcy Act 1914 for the purposes of that Act or if any interim order should be made against him under part VIII of the Insolvency Act 1986; or

17.3	If the Executive shall be responsible for any dishonesty or misconduct which in the reasonable opinion of the Company shall prejudicially affect the business of the Company.

This clause is without prejudice to any rights the Company may have at common law or otherwise to terminate the Executive’s employment summarily.

18.	Effect of termination

The termination of this Agreement and the Executive’s employment hereunder howsoever arising shall not affect such of the provisions hereof as are expressed to operate or have effect thereafter and shall be without prejudice to any right of action already accrued to either party in respect of any breach of this Agreement by the other.

19.	Obligations after termination

19.1	The Executive shall not within a period of one year after the termination for any reason of this Agreement and his employment hereunder and without the written permission of the Company and any relevant Group Company:

19.1.1	Either solely or jointly with or as director, employee, manager or agent or in any other capacity whatsoever, for any other person, firm or company directly or indirectly carry on or be engaged or concerned or interested in any business competing in the (i) Technical Field (as defined in Schedule 6) and (ii) in the United Kingdom with any of such business carried on by the Company or any Group Company immediately prior to the termination of his employment hereunder and with which the Executive was directly concerned or connected or of which he had personal knowledge during the twelve months immediately prior to the date of termination of his employment or in any other way enable or assist any other person, firm or company to carry on any such business; nor

19.1.2	Induce or encourage any individual who is or has been in the employment of the Company or Group Company at any time during the period of twelve months immediately prior to the termination of his employment hereunder and with whom the Executive has had direct contact in the course of his employment with the Company to join the employment of any other person, firm or company by which the Executive may be employed or with which he may be associated if such employment would require such individual to exercise any special skill or knowledge acquired as a result of that individual’s employment with the Company or Group Company; nor

19.1.3	So as to compete with the Company or any Group Company in the United Kingdom for the sale or supply of products or services which are of the same or materially similar kind as any products or services sold or supplied by the Company or any Group Company during the twelve months immediately before the date of termination of the Executive’s employment, and with which sale or supply the Executive was directly concerned or connected or of which he had personal knowledge during the twelve months before the termination of his employment, canvass, solicit or approach or cause to be canvassed, solicited or approached, (or endeavour to do any of the foregoing), any person, firm, company or organisation who or which at any time during the twelve months immediately before the date of termination of the Executive’s employment was a customer of the Company or any Group Company and with whom or which the Executive had dealings during the twelve months before the termination of his employment; nor

19.1.4	So as to compete with the Company or any Group Company in the United Kingdom for the sale or supply of products or services which are of the same or materially similar kind as any products or services sold or supplied by the Company or any Group Company during the twelve months immediately before the date of termination of the Executive’s employment, and with which sale or supply the Executive was directly concerned or connected or of which he had personal knowledge during the twelve months before the termination of his employment, deal or contract, or endeavour to do so, with any person, firm, company or organisation who or which at any time during the twelve months immediately before the date of termination of the Executive’s employment was a customer of the Company or any Group Company and with whom or which the Executive had dealings during the twelve months before the termination of his employment.

19.2	Each and every obligation under sub-clause 19.1 shall be treated as a separate obligation and shall be severally enforceable as such.

19.3	Nothing contained in this clause 19 shall prevent or restrict the Executive from being engaged, concerned or interested in any business in which the Company has ceased to be engaged, concerned or interested prior to the termination of his employment hereunder.

19.4	Nothing contained in this clause 19 shall prevent the Executive from holding stocks and shares or other securities (conferring in aggregate not more than 5% of the votes available to be cast at any general meeting of the company concerned) which are listed and dealt in on any recognised stock exchange, nor from holding units in any authorised unit trust, nor from holding shares (conferring in aggregate not more than 5% of the votes available to be cast at any general meeting of the company concerned) from time to time dealt in under arrangements referred to as “over-the-counter” trading.

19.5	If any restriction contained in clause 19.1 shall be adjudged by any court of competent jurisdiction to be void or unenforceable as going beyond what is reasonable in the circumstances but would be valid if part of the wording were deleted the said restriction shall apply with such deletions as may be necessary to make it valid and effective.

19.6	For the purposes of sub clause 19.1 the Company has entered into this Agreement as agent for and trustee of all companies which may from time to time be part of the Group (as defined in Schedule 8).

20.	Options

It is acknowledged that the Executive may, during his employment, be granted rights upon the terms and subject to the conditions of the rules from time to time of the Wolseley Executive Share Option Scheme 1984, Wolseley Executive Share Option Scheme 1989, Wolseley Employees Savings Related Share Option Scheme 1981 or any other profit sharing, share incentive, share option, bonus share scheme or phantom option scheme operated by Wolseley plc with respect to shares in Wolseley plc. If, on termination of his employment, whether lawfully or in breach of contract, the Executive loses any of the rights or benefits under such scheme (including rights or benefits which the Executive would not have lost had his employment not been terminated) the Executive shall not be entitled, by way of compensation for loss of office or otherwise, to any compensation for the loss of any rights under any such scheme.

21.	Scope of agreement

This Agreement is entered into in substitution for all rights and liabilities of either party expressed or implied in all former Agreement or arrangements, whether written, oral or implied between the parties relating to the employment of the Executive, and the waiver of all such rights and release of all such liabilities is evidenced by the signature hereof. This Agreement sets forth the entire understanding of the parties subject as herein expressly contained.

22.	Notices

Any notice given under this Agreement shall be deemed well served if, when addressed to the Company, it is left at its registered office or sent by registered post addressed to the Company at its registered office, or, if when addressed to the Executive, it is served personally or sent by registered post addressed to him at his usual or last known place of abode, and in case of service by post the date of service shall be deemed to be the day following the date of posting.

23.	Statutory notices

This Agreement constitutes written particulars of the Executive’s terms of employment with the Company for the purposes of the Employment Rights Act 1996 and any legislation amending, replacing or re- enacting the same, and this Agreement replaces all previous notices under that Act and any other such legislation.

24.	Group companies

24.1	Subject to sub-clause 24.3 below the expression “the Company”, when used in this Agreement, shall mean and include the Company as defined in the heading to this Agreement and all other companies (if any) which may from time to time be part of the Group (as defined in Schedule 8), and the Executive may be required to exercise and perform his powers and duties hereunder in relation to any company in the Group.

24.2	In carrying out his duties hereunder, the Executive shall at all times be governed by the terms of this Agreement, and it is hereby expressly agreed that no contract of employment arises by virtue of this Agreement between the Executive and any company or companies within the Group other than the company named in the heading to this Agreement to the intent that for this purpose the expression “the Company” shall be read and construed accordingly.

24.3	The Expression “Group Company” shall for the purposes of sub-clauses 11.1 and 19.1 mean and include any company in the Group for the benefit of which or in relation to which the Executive may, pursuant to sub-clause 24.1, have exercised and performed his powers and duties hereunder at any time within the period of twelve months immediately prior to the termination of this Agreement and the Executive’s employment hereunder. For the purposes of sub-clauses 11.1 and 19.1 “the Company” means the company named in the heading to this Agreement.

25.	Clause headings

The clause headings herein are included for convenience only and shall not affect the interpretation hereof in any way whatever.

26.	Applicable law

This Agreement shall be governed by the laws of England.

IN WITNESS whereof this Agreement has been executed by the parties the day and year first before written.

THE SCHEDULES HEREINBEFORE REFERRED TO

Schedule 1
(Sub-Clause 1.1)

Job title:

Chief Executive – Building Distribution, Northern Europe

Schedule 2
(Clause 2)

Date continuous employment began:

August 1, 1985

Period of employment with previous companies, firms or persons which count as part of the Executive’s period of continuous employment:

Employment between April 1, 1972 and August 1, 1985 with Marley Plumb Center

Schedule 3
(Clause 11)

Any information relating to the following matters is to be regarded as confidential for the purpose of this Agreement, and the Executive’s obligations under Clause 5 shall apply to such information:

Any information regarded as confidential relating to the Group’s business or finances not in the public arena.

Schedule 4
(Clause 5)

Remuneration

1.	The Company shall pay the Executive a basic salary at the rate of £324,000 (three hundred and twenty four thousand pounds) per annum by twelve equal payments on a pre-determined date in each calendar month, such salary to be reviewed annually, or, in the case where annual salary is paid by thirteen four- weekly instalments, on a pre-determined date as published from time to time by the Company (the Company having the option to make payment by monthly or four-weekly instalments).

2.	In addition, the Company shall pay to the Executive a commission or bonus calculated in accordance with a scheme to be agreed from time to time between the Company and the Executive.

Schedule 5
(Clause 7)

Number of working days’ holiday in each calendar year:

25

Schedule 6
(Clause 19)

Technical Field means The distribution and supply of building, plumbing and heating supplies.

Schedule 7
(Clause 8)

Unrestricted private use. The Executive shall from time to time pay to the Company such sums, if any, as shall be agreed to cover any use of such car by the Executive for private purposes.

Schedule 8
(Clause 24)

The Group means Wolseley plc and all its subsidiaries from time to time as defined in section 736 of the Companies Act 1985.

Executed as a Deed for and on behalf of Wolseley plc:

Director	s/s Charles A Banks

Secretary	s/s M J White

Signed as a Deed and delivered by the Executive in the presence of:	s/s A Hutton

Mrs P Wood
8 Church Road
Copthewick
Ripon
HG4 5DA
Secretary